Supplement Dated November 15, 2022
To The Notice Documents Dated April 25, 2022 For

PERSPECTIVE INVESTOR® INDIVIDUAL FLEXIBLE PREMIUM ADJUSTABLE
VARIABLE LIFE INSURANCE POLICY, and ULTIMATE INVESTOR® VUL and JACKSON ADVISORSM VUL
INDIVIDUAL FLEXIBLE PREMIUM ADJUSTABLE VARIABLE UNIVERSAL LIFE INSURANCE POLICIES

Issued by
Jackson National Life Insurance Company® through
Jackson National Separate Account IV

PERSPECTIVE INVESTOR®
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

Issued by
Jackson National Life Insurance Company of New York® through
JNLNY Separate Account IV

This supplement updates the above-referenced notice documents. Please read and keep it together with your notice document for future reference. To obtain an additional copy of a notice document, please contact us at our Customer Care Center, P.O. Box 24068, Lansing, Michigan, 48909-4068; 1-800-644-4565; www.jackson.com. For Jackson of NY contracts, please contact us at our Jackson of NY Customer Care Center, P.O. Box 24068, Lansing, Michigan, 48909-4068; 1-800-599-5651; www.jackson.com.

The following change has been made to “Appendix A: (Funds Available Under the Contract)” of your notice document, in order to reflect a recent sub-adviser change:

➢ Effective November 14, 2022, for the JNL/Goldman Sachs 4 Fund, Mellon Investments Corporation is removed as a sub-adviser in the column titled "Fund and Manager (and Sub-Adviser, if applicable)."

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(To be used with VC5825GWND 04/22, VC5884GWND 04/22, VC5885GWND 04/22, and NV5825GWND 04/22)

CFV101982 11/22